Exhibit 1.02

International Game Technology

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (this “Report”) of International Game Technology (“IGT” or the “Company”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended.

As used in this Report:

•                  “Conflict Minerals” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, that are necessary to the functionality or production of a product;

•                  “Covered Countries” means the Democratic Republic of the Congo (“DRC”) and adjoining countries (which currently include Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia);

•                  “Covered Products” means the Company’s manufactured land-based machine products (including, but not limited to, slot machines, video poker machines, video lottery terminals, and electronic or video bingo machines);

•                  “DRC conflict free” means, with respect to a product, that such product does not contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries; and

•                  “Reporting Period” means the year ended December 31, 2013.

Pursuant to the Rule, and as further described below, the Company undertook due diligence measures on the source and chain of custody of Conflict Minerals contained in Covered Products that the Company has reason to believe may have originated from the Covered Countries, and may not have come from recycled or scrap sources.

SEC Final Rule on Conflict Minerals

The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  The Rule imposes certain reporting obligations on SEC registrants whose products contain Conflict Minerals, excepting Conflict Minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals originated in any of the Covered Countries.  If, based on such inquiry, the registrant knows or has reason to believe that any of the Conflict Minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those Conflict Minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude whether the Conflict Minerals contained in those products directly or indirectly finance or benefit armed groups in the Covered Countries.

1.              Company and Product Overview

The Company is a global gaming company specializing in the design, development, manufacture, and marketing of casino-style gaming equipment, systems technology, and game content across multiple platforms—land-based, online real-money and online social. This Report covers the activities of International Game Technology and all of its majority-owned subsidiaries and variable interest entities that are required to be consolidated under applicable accounting authority.

Based upon the Company’s internal assessment, the Rule applies to materials used in the Covered Products.  Hardware purchased for installation with the Company’s systems technology products is not manufactured or contracted for manufacture by the Company; consequently, the policies and procedures described in this Report have not been applied to the Company’s systems technology products.

The Company recognizes that the use of Conflict Minerals is necessary in the production of the Covered Products.  IGT seeks to ensure that any Conflict Minerals within the manufacturing process for its Covered Products that originate from the Covered Countries are DRC conflict free. In furtherance of the foregoing, IGT has implemented policies and procedures to comply with the Rule requirements, including a Conflict Minerals Policy.

2.              Conflict Minerals Diligence Program and Due Diligence Process

IGT commenced a due diligence program in October 2012 to identify and trace the Conflict Minerals in its supply chain for Covered Products based on procedures and tools provided by the Electronic Industry Citizenship Coalition (“EICC”), the Global e-Sustainability Initiative (“GeSI”) and the Organization for Economic Cooperation and Development (“OECD”). IGT requests that suppliers whose products contain Conflict Minerals submit information to IGT using the standardized EICC/GeSI Conflict Minerals Reporting Template Rev 2.03a Final (the “Template”) that traces the Conflict Minerals back through the supply chain. IGT suppliers are also requested to adopt a conflict minerals policy to reasonably assure that the Conflict Minerals in the products they manufacture are DRC conflict free. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s DRC conflict free policy and engagement with its direct suppliers as well as a listing of the smelters used by the supplier and its sub-suppliers. In addition, the Template contains questions regarding the origin of Conflict Minerals included in their products as well as supplier due diligence. The Company requests suppliers set forth in their policies their responsibility for establishing a due diligence program to ensure DRC conflict free supply chains, and suppliers are requested to report their due diligence efforts to IGT.  The Company reviews responses and maintains records of its due diligence activities as well as responses.  IGT expects suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

IGT requests confirmation from suppliers that they have adopted a conflict minerals policy and are in compliance with such policy in all material respects.  The Company also retains the right to utilize alternate suppliers in the event that a supplier is unwilling or unable to comply with IGT’s requests. IGT also requests that its suppliers report to IGT their due diligence efforts for identifying the supply chain of Conflict Minerals within their process as well as their findings.  The Company plans to conduct audits of its suppliers to ensure consistency with IGT’s policies and supplier requirements.

The Company’s due diligence process defines steps and review processes deemed necessary for IGT to comply with the Rule. IGT’s due diligence policies, procedures and processes have been developed with consideration of the second edition of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for Conflict Minerals.  Specific Company procedures include defining suppliers that are affected by Conflict Minerals, identifying risks, communicating supplier responsibilities, utilizing a cross-functional team, collecting necessary information, and maintaining records of activity, responses and conclusions.

Suppliers are responsible for reporting due diligence efforts by completing and submitting the Template and a conflict minerals policy to IGT. In connection with the foregoing, the IGT cross-functional team undertakes the following:

•                  Monitors which suppliers provide materials, containing Conflict Minerals;

•                  Distributes an IGT Conflict Minerals letter with an IGT environmental policy and the Template to all suppliers determined to be in scope;

•                  Tracks which suppliers have responded and retains the suppliers’ Template and/or policies;

•                  Analyzes responses and conducts further action, if warranted;

•                  Maintains smelter information from all suppliers and checks Smelter IDs against the Active Smelters & Refiners list on the Conflict Free Smelter Program website; and

•                  Periodically reports to the Audit Committee of the Company’s Board of Directors and to senior management with respect to due diligence process and compliance obligations.

3.              Description of Due Diligence Measures Performed

Below is a description of the measures the Company performed for the Reporting Period to exercise due diligence on the source and chain of custody of Conflict Minerals contained in the Covered Products that IGT has reason to believe may have originated from the Covered Countries and may not have come from recycled or scrap sources.

To identify relevant suppliers subject to due diligence, IGT reviewed all 223 North America suppliers where over 95% of production of the Covered Products occurs. The Company removed suppliers from whom it did not purchase materials for the Covered Products during the Reporting Period.  Suppliers were also determined to be out of scope if the materials purchased from them either did not contain Conflict Minerals or did not go into any of the Covered Products. If any uncertainty remained as to potential inclusion of any Conflict Minerals contained in materials purchased from a supplier for the Covered Products, the supplier was considered in scope.  After the analysis, the Company identified 103 suppliers to be in scope and subject to further due diligence.

IGT surveyed the 103 in-scope suppliers using the Template. All of the surveyed suppliers responded. The responses included 93 EICC/GeSI declarations and 21 conflict minerals policies.  Two suppliers reported using tungsten in their welding rods, yet the origin was determined as unknown. Twenty-four suppliers provided smelter documentation.

IGT does not have a direct relationship with smelters and refiners, nor does IGT perform direct audits of these entities that provide the Company with Conflict Minerals through its supply chain. The Company relies upon industry efforts, such as EICC and Conflict-Free Sourcing Initiatives (“CFSI”), to influence smelters and refineries to become certified through the Conflict-Free Smelter (“CFS”) program.

4.              Reasonable Country of Origin Inquiry (“RCOI”)

IGT analyzed its products and found that Conflict Minerals can be found in the Covered Products.  Therefore, the Covered Products are subject to the reporting obligations of the Rule and are covered by this Report.  Hardware purchased for installation with the Company’s systems technology products is not manufactured or contracted for manufacture by the Company and consequently such products are not subject to the Rule or covered by this Report.

In connection with the RCOI, the Company determined that it may take time for some of its suppliers to verify the origin of Conflict Minerals they supply directly or indirectly to IGT for use in the Company’s products as some of the suppliers source material from many sub-suppliers.  Further, as part of the RCOI process, IGT adopted the CFSI industry approach and traced back the origin of Conflict Minerals by identifying smelters, refineries or recyclers and scrap supplier sources. IGT used the CFSI and its CFS program to trace the mine of origin of the Conflict Minerals to its original source. The CFS program audits smelters and refineries to ensure that all certified smelters and refineries only use ores that are DRC conflict free.